

Mail Stop 7010

February 6, 2007

via U.S. mail and facsimile

Mr. Howard C. Wadsworth
Senior Vice President, Treasurer and Secretary
Xanser Corporation
2435 North Central Expressway
Richardson, Texas 75080

       RE: Form 10-K for the fiscal year ended December 31, 2005
          Forms 10-Q for the quarters ended March 31, 2006, June 30, 2006 and
          September 30, 2006
          File No. 1-5083

Dear Mr. Wadsworth:

      We have reviewed your response letter dated January 24, 2007 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Year Ended December 31, 2005</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

<u>Financial Statements</u>

<u>Note 1 – Summary of Significant Accounting Policies</u>

<u>Revenue Recognition, page F-9</u>

2. We have reviewed your response to comment 7. In your response you do not appear to have addressed the consideration that you have given to SOP 97-2. With reference to paragraph .02 of SOP 97-2 please address the applicability of this guidance to your revenue generating activities.

    Please also enhance your revenue recognition accounting policy under multiple deliverable arrangements based on the guidance in paragraph 6 of EITF 00-21, including how the arrangement consideration is measured, under what circumstances the arrangement is divided into separate units of accounting and how you allocate the arrangement consideration among the separate units of accounting. For those circumstances where an arrangement does not qualify for separate accounting, please disclose how you recognize revenue and any instances in which you defer revenue. Please also provide the disclosures required by paragraph 18 of EITF 00-21.

                              *   *   *   *

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Branch Chief